

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2019

Steven Gullans, Ph.D.
President & Chief Executive Officer
Gemphire Therapeutics Inc.
P.O. Box 130235
Ann Arbor, MI 48113

Re: Gemphire Therapeutics Inc.
Registration Statement on Form S-4
Exhibit Nos. 10.32, 10.36, 10.42 and 10.43
Filed September 3, 2019
File No. 333-233588

Dear Dr. Gullans:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance